[GRAPHIC OMITTED]                                         Atlanta  -  Washington
POWELL
GOLDSTEIN LLP


                                                      RESIDENT IN ATLANTA OFFICE
                                                    DIRECT DIAL:  (404) 572-4561
                                                            JWHEELER@POGOLAW.COM



                                 March 10, 2006


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4569
Washington, D.C.  20549
Attn:  David Lyon

     Re:  CBC Holding Company
          Schedule 14A (Amendment No. 2)
          Filed on March 10, 2006
          File No. 0-22451

          Schedule 13E-3 (Amendment No. 2)
          Filed on March 10, 2006
          File No. 5-52551

Ladies and Gentlemen:

     On behalf of our client, CBC Holding Company ("CBC" or the "Company"), we are responding to the comments received from your office by letter dated February 10, 2006 with respect to the above-referenced Schedule 14A and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the
Schedule 14A. We have annotated the marked copy of Amendment No. 2 to the Proxy Statement with cross-references indicating to which comment we are responding.

     Please note that given the delay in finalizing the proxy statement, we have incorporated the going private and Sub-S proposals into the Company's proxy statement for its annual meeting of shareholders. We respectfully request your assistance to expedite this, what we hope to be the final review. Thank you in advance for your consideration and assistance.

Schedule 14A
------------

General
-------

     1. We note in the first paragraph on the second page that shareholders will receive a second round of letters that will indicate their final status. Please advise us supplementally when the determination date is relative to other events and how the timing of the second letter will relate to the recipients ability to vote on the merger and to choose either cash or stock.


    One Atlantic Center - Fourteenth Floor - 1201 West Peachtree Street, NW
                             Atlanta, GA  30309-3488
                      Tel: 404.572.6600 - Fax: 404.572.6999
                                 www.pogolaw.com

               It also seems to us that this process may lead to changes during the solicitation period, with family groups that are in the 60 to 80 largest family groups falling in and out of the 70 largest category depending upon what action that and other family groups take. Please disclose in the document how family groups can find how many shares constitute being in the largest 70 on a dynamic basis. In other words, clearly explain how, during the process, a shareholder can determine if they are in the 70 largest family groups and, if not, how they determine how many shares they need to acquire to become part of the largest 70 family groups. In this connection, disclose what the initial number of share ownership cut off is to be included in the largest 70 families.

               IN CONSIDERATION OF THIS COMMENT, THE BOARD HAS DETERMINED THAT IT IS IN THE BEST INTERESTS OF THE COMPANY TO MAKE A FINAL DETERMINATION OF THE MEMBERS OF THE 70 QUALIFYING FAMILY GROUPS PRIOR TO THE MAILING OF THE PROXY STATEMENT TO SHAREHOLDERS AND TO ABANDON THE MORE COMPLICATED "BUY-UP" MODEL. SHAREHOLDERS WHO ARE NOT MEMBERS OF ONE OF THE 70 QUALIFYING FAMILY GROUPS AS OF THE DETERMINATION DATE WILL NOT HAVE AN OPPORTUNITY TO PURCHASE ADDITIONAL SHARES IN ORDER TO BE INCLUDED IN A QUALIFYING FAMILY GROUP. THE SHAREHOLDERS WHO ARE MEMBERS OF A QUALIFYING FAMILY GROUP WILL RECEIVE A LETTER WITH THE PROXY STATEMENT INFORMING THEM OF THEIR MEMBERSHIP IN A QUALIFYING FAMILY GROUP. A FORM OF THIS LETTER IS ATTACHED TO THIS RESPONSE AS
          EXHIBIT 1. THE BOARD BELIEVES THAT DETERMINING THE MEMBERS OF THE 70 QUALIFYING FAMILY GROUPS PRIOR TO THE MAILING OF THE PROXY STATEMENT WILL REDUCE SHAREHOLDER UNCERTAINTY AND VOLATILITY OF STOCK PRICES. WE HAVE MADE REVISIONS THROUGHOUT THE PROXY STATEMENT REFLECTING THIS DECISION.

               AT THIS TIME, THE 70TH QUALIFYING FAMILY GROUP HOLDS 1,641 SHARES. WE HAVE DISCLOSED THIS NUMBER IN THE FOREPART OF THE PROXY STATEMENT.

     2. Please explain in clear English what constitutes a family group. For example, explain whether or not adult siblings constitute a family group regardless of whether their parent or parents are alive. Similarly explain whether or not cousins can constitute a family group. Please place this at the forepart of the proxy statement or include a descriptive cross reference with a page number in the forepart of proxy statement to where this explanation is, if it is elsewhere in the proxy statement.

          WE HAVE INCLUDED A PLAIN ENGLISH DESCRIPTION OF WHAT CONSTITUTES A FAMILY GROUP UNDER "DESCRIPTION OF THE PLAN - THE REORGANIZATION - MEMBERSHIP IN A FAMILY GROUP" ON PAGE 44. WE HAVE ALSO INCLUDED A REFERENCE TO THIS DESCRIPTION IN THE FOREPART OF THE PROXY STATEMENT.

     3. We note your response to prior comment 53 where you indicate that you do not have a commitment letter with StoneCastle and are planning to raise the necessary funds through a private placement of trust preferred securities. Please revise the disclosure in the "Source of Funds and Expenses" section to disclose the amount you will have to raise in order to complete the going private transaction. In addition, disclose the anticipated timing of the private placement. In addition, include prominent disclosure on the cover page and in the summary term sheet addressing your lack of financing and discussing what course of action you will take if the company is unable to finance the private placement prior to closing.

          WE HAVE REVISED THE DISCLOSURE IN THE FIRST PARAGRAPH UNDER "SOURCES OF FUNDS AND EXPENSES" AS REQUESTED. BECAUSE THE COMPANY HAS NO FIRM COMMITMENT REGARDING AN ISSUANCE OF TRUST PREFERRED SECURITIES, WE HAVE NOT INCORPORATED TIMING OF SUCH A PLACEMENT


    One Atlantic Center - Fourteenth Floor - 1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                      Tel: 404.572.6600 - Fax: 404.572.6999
                                www.pogolaw.com

     INTO THE DOCUMENT. IN THE EVENT THAT THE COMPANY DOES NOT ENTER INTO A PLACEMENT OF TRUST PREFERRED SECURITIES, THE COMPANY HAS RECEIVED ADEQUATE ASSURANCES FROM EXISTING SHAREHOLDERS TO FUND ANY NECESSARY PURCHASE OF SHARES IN CONNECTION WITH THE PROPOSED TRANSACTIONS. WE HAVE REVISED THE COVER PAGE AND THE BULLET POINT TITLED "FINANCING FOR THE REORGANIZATION" IN THE SUMMARY TERM SHEET OF THE DOCUMENT TO DISCLOSE THIS INFORMATION.

Shareholder Letter
------------------

     4. Please revise the shareholder letter and the proxy statement to make clear that the 70 "Qualifying Family Groups" are not fixed, rather they are the 70 largest family groups and are subject to change.

          PLEASE SEE OUR RESPONSE TO COMMENT #1 ABOVE. THE 70 QUALIFYING FAMILY GROUPS WILL NOW BE FIXED PRIOR TO MAILING.

Summary Term Sheet, page 1
--------------------------

     5. We note the bullet point on page 2 that for shareholders who retain their shares there will be a reduction earnings per share for the year ended December 31, 2005. We note page 66 that displays a substantial pro forma increase in earnings per share. Please advise. We also note the dollar amounts in the fourth bullet point, $1.00 and $2.11, under, "Effects of the Reorganization," on page 3, that are different than the dollar amounts on page 66. Please advise.

          WE HAVE CORRECTED THE PROXY STATEMENT TO REFLECT THAT THERE WILL BE AN INCREASE IN EARNINGS PER SHARE FOR THE YEAR ENDED DECEMBER 31, 2005 AND THAT THERE IS A PRO FORMA INCREASE IN EARNINGS PER SHARE. WE HAVE ALSO CORRECTED DOLLAR AMOUNTS OF EARNINGS PER SHARE SO THEY ARE CONSISTENT THROUGHOUT THE DOCUMENT.

     6. Reference is made to the first bullet point under "Fairness of the Reorganization," on page 4. Please recast this bullet point so that the reader clearly knows that $17.80 is one opinion and that a valuation by another appraiser would produce another opinion that might be higher or lower. In the next bullet, please revise to delete the term "properly," as again, it is Mr. Southard's opinion.

          WE HAVE REVISED THE FIRST BULLET POINT UNDER "FAIRNESS OF THE REORGANIZATION" TO CLARIFY THAT THE $17.80 FIGURE IS ONE OPINION AND THAT A VALUATION BY ANOTHER APPRAISER WOULD PRODUCE ANOTHER OPINION THAT MIGHT BE HIGHER OR LOWER. WE HAVE REVISED THE DOCUMENT TO DELETE THE TERM "PROPERLY" AS REQUESTED.

Shareholder Eligibility , page 5
---------------------------------

     7. Please revise this heading to reflect that what you discuss is that for shareholders to receive stock they must be eligible to be a subchapter S holding company shareholder.

          WE HAVE REVISED THIS HEADING TO REFLECT THAT SHAREHOLDERS MUST BE ELIGIBLE TO BE SHAREHOLDERS OF A SUBCHAPTER S CORPORATION IN ORDER TO REMAIN SHAREHOLDERS OF THE COMPANY AFTER THE REORGANIZATION.

Market for CBC Holding Company Common Stock, page 4
---------------------------------------------------


    One Atlantic Center - Fourteenth Floor - 1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                      Tel: 404.572.6600 - Fax: 404.572.6999
                                www.pogolaw.com

     8. Most of this information is about how to receive stock. Please place this disclosure under a more appropriate heading. Include how many shares are currently held by the 70th family group and indicate the significance of this. Note also on page 55.

          WE HAVE CHANGED THIS HEADING TO "MEMBERSHIP IN A QUALIFYING FAMILY GROUP" AND HAVE REVISED THIS SECTION TO REMOVE ANY REFERENCES TO PURCHASING ADDITIONAL STOCK IN ORDER TO BECOME ONE OF THE 70 QUALIFYING FAMILY GROUPS. WE HAVE DISCLOSED THAT THE NUMBER OF SHARES OWNED BY THE 70TH FAMILY GROUP IS 1,641.

     9. Please expand this section to provide meaningful quantification of the "limited" market for your shares. Please include whether management is aware of anyone who currently wishes to sell, and, if so, the number of shares available for purchase.

          BECAUSE SHAREHOLDERS WILL NO LONGER HAVE AN OPPORTUNITY TO PURCHASE ADDITIONAL SHARES IN ORDER TO BECOME ONE OF THE 70 QUALIFYING FAMILY GROUPS, WE HAVE REMOVED THE DESCRIPTION OF THE LIMITED MARKET FOR SHARES FROM THIS SECTION.

     10. Please discuss the possible material effects of this transaction on the per share price prior to the date the family groups are determined. Given the limited market for your shares and the possibility that family groups near the 70 member number may wish to purchase shares, it appears that the price may become volatile. In the event the price increases significantly it appears that shareholders who are not near the 70 member point may want to take advantage of such a situation.

          AS DISCUSSED IN OUR RESPONSE TO COMMENT #1, SHAREHOLDERS WILL NO LONGER HAVE THE OPTION TO PURCHASE ADDITIONAL SHARES IN ORDER TO BECOME A MEMBER OF ONE OF THE 70 QUALIFYING FAMILY GROUPS. THE COMPANY BELIEVES THIS CHANGE ADDRESSES YOUR CONCERNS REGARDING THE VOLATILITY OF THE SHARE PRICE.

Dissenters' Rights, page 7
--------------------------

     11. Please refer the reader to the more detailed discussion on page 52 and provide there the address to which shareholders must send their notice of dissent.

          WE HAVE REVISED THE DOCUMENT AS REQUESTED. THE DETAILED DISCUSSION OF DISSENTERS' RIGHTS PROVIDES THE ADDRESS TO WHICH SHAREHOLDERS MUST SEND THEIR WRITTEN DISSENT DEMAND BEGINNING ON PAGE 53.

Background of the Transaction, page 13
--------------------------------------

     12. Here or elsewhere as appropriate, please describe in more detail how the company chose to use 70 family groups. This appears to be the driving consideration based upon your current disclosure and is the essential focus of the proxy statement. It appears that the company might have equally chosen a modestly larger number and remained within both the 100 member family group and 300 shareholder limits.

          WE HAVE REVISED THE DOCUMENT IN THIS SECTION AND IN THE FOREPART OF THE PROXY STATEMENT TO EXPLAIN THAT THE 70 FIGURE WAS CHOSEN IN ORDER TO FALL BELOW THE 100 ELECTING FAMILY GROUP LIMIT, WHILE RETAINING FLEXIBILITY TO RAISE FUTURE CAPITAL TO EXPAND OUR GEOGRAPHIC SCOPE. BY SELECTING 70 FAMILY GROUPS, WE HAVE ALSO PROVIDED FOR A MARGIN OF ERROR IN THE EVENT


    One Atlantic Center - Fourteenth Floor - 1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                      Tel: 404.572.6600 - Fax: 404.572.6999
                                www.pogolaw.com

     MANAGEMENT'S ESTIMATES OF THOSE ELECTING TO BE TREATED AS ELECTING FAMILY GROUPS IS INACCURATE.

     13. We note in the second paragraph on page 14 that, indirectly, Southard Financial is characterized as knowledgeable in valuing financial services companies. Please advise us supplementally the number of valuations that it has done of banks and other information that supports that characterization.

          SOUTHARD FINANCIAL PROVIDES EXTENSIVE BANK VALUATION SERVICES, INCLUDING APPRAISALS, FAIRNESS OPINIONS, AND INTANGIBLE ASSET STUDIES. ON AN ANNUAL BASIS, SOUTHARD FINANCIAL PROVIDES VALUATION OPINIONS FOR APPROXIMATELY 140 BANKS AND THRIFTS THROUGHOUT THE COUNTRY. OVER THE PAST 18 YEARS, SOUTHARD FINANCIAL HAS PROVIDED APPROXIMATELY 3,000 VALUATION OPINIONS FOR FINANCIAL INSTITUTIONS IN 43 STATES.

     14. The third paragraph on page 14 uses the phrase "determination of fair value." Please revise so that the reader understands that the value represents Southard's opinion as to fair value.

          WE HAVE REVISED THIS PARAGRAPH TO PROVIDE THAT THE COMPANY CONSIDERED SOUTHARD'S OPINION AS TO THE FAIR VALUE OF ITS COMMON STOCK.

     15. Please also disclose the extent to which the board reviewed the methodologies and the appropriateness of the assumptions used by Southard and the board believes that they are reasonable.

          WE HAVE REVISED THE FIFTH PARAGRAPH UNDER THIS HEADING TO INCLUDE THE REQUESTED DISCLOSURE.

Reasons for the Reorganization, page 15
---------------------------------------

     16. Please confirm supplementally that the estimated savings listed on page 15 are savings expected each and every year, and not savings for the initial years when the Section 404 requirements are for implemented.

          THE TOTAL ESTIMATED ANNUAL SAVINGS FIGURE INCLUDES SAVINGS EXPECTED IN THE INITIAL YEAR OF IMPLEMENTATION OF SECTION 404. IT IS EXPECTED THAT APPROXIMATELY $40,000 IN CONSULTING FEES, $10,000 IN INDEPENDENT AUDITOR FEES AND $20,000 IN INDIRECT MANAGEMENT AND STAFF TIME WOULD BE A ONE-TIME EXPENSE ONLY. THE REMAINING $140,000 IS ANTICIPATED TO BE AN ANNUAL SAVINGS.

Book Value, page 27
-------------------

     17. Briefly explain why the board determined that book value was not relevant. Also note in this section that your appraiser determined that a peer group of banks had a multiple of almost 1.5 times book value. Note under "Earnings," also on this page, that the peer group had a price/earnings of 25.1.

          WE HAVE REVISED THIS PARAGRAPH TO EXPLAIN THAT THE BOARD DID NOT CONSIDER BOOK VALUE TO BE DIRECTLY RELEVANT BECAUSE NO OBSERVED TRADES OF STOCK HAD EXCEEDED A PRICE OF $13.50 PER SHARE AND THE PRICES OF OBSERVED TRADES GENERALLY WERE LOWER. WE HAVE ALSO MADE THE REQUESTED REVISIONS REGARDING THE BOOK VALUES OF PEER GROUPS UNDER "EARNINGS".


    One Atlantic Center - Fourteenth Floor - 1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                      Tel: 404.572.6600 - Fax: 404.572.6999
                                www.pogolaw.com

Annualized Return on Investment, page 27
----------------------------------------

     18. If the board came to any conclusion with respect to the 6.24% return on investment, please disclose what the conclusion was.

          WE HAVE DISCLOSED THAT THE BOARD DETERMINED THAT THE 6.24% RETURN WAS REASONABLE AND ADEQUATE GIVEN THE PERFORMANCE OF ALL INVESTMENTS GENERALLY OVER THE 1996 THROUGH 2005 TIME PERIOD.

Opportunity to Liquidate Shares of Common Stock, page 28
--------------------------------------------------------

     19. Please advise whether or not the company has received any offers, whether informal or preliminary for the bank. Also, please advise whether or not any affiliated persons have made and formal or informal offers to purchase the bank.

          WE HAVE REVISED THIS SECTION TO DISCLOSE ALL INFORMAL DISCUSSIONS OF OFFERS FOR THE BANK RECEIVED BY THE COMPANY. NO AFFILIATED PERSON HAS MADE ANY FORMAL OR INFORMAL OFFER TO PURCHASE THE BANK.

Combined Valuation, page 38
---------------------------

     20. Please expand this discussion to explain how Southard derived the various assigned weights. For example, we note that Southard gives the greatest weight to the lowest valuation approach and among the least weight to the highest valuation method.

          WE HAVE EXPANDED THE DISCUSSION AS REQUESTED.

Selected Historical Consolidated Financial Data, page 62
--------------------------------------------------------

     21. We note that the latest interim data presented is for June 2005. Please advise why the information has not been updated.

          WE HAVE UPDATED ALL FINANCIAL STATEMENTS AND FIGURES IN THE PROXY STATEMENT WITH DECEMBER 31, 2005 NUMBERS DUE TO THE DELAY IN FINALIZING THE DOCUMENT.

                                    * * * * *

Closing Comments
----------------

     As appropriate, please amend your filing and respond to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


    One Atlantic Center - Fourteenth Floor - 1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                      Tel: 404.572.6600 - Fax: 404.572.6999
                                www.pogolaw.com

Other Information
-----------------

     Attached as Appendix A to this letter is a statement from the Company and
                 ----------
each filing person acknowledging that:


     - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      * * *

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-4561. My fax number is (404) 572-6999.

                                        Very truly yours,



                                        /s/ James C. Wheeler
                                        James C. Wheeler

cc:  Mr. George M. Ray
     Mr. Grayson Dent
     Kathryn L. Knudson, Esq.
     Lauren E. Gudritz, Esq.


    One Atlantic Center - Fourteenth Floor - 1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                      Tel: 404.572.6600 - Fax: 404.572.6999
                                www.pogolaw.com

                                    EXHIBIT 1
                                    ---------

                        [CBC HOLDING COMPANY LETTERHEAD]


                                     [Date]


[Shareholder name]
[Shareholder address]

Dear [Shareholder name],

     As of _________, 2006, CBC Holding Company has determined that you are a member of one of the 70 Qualifying Family Groups of shareholders of CBC Holding Company pursuant to the reorganization plan as described in the enclosed proxy statement. Therefore, you are entitled to elect to retain your shares in the reorganization. You are a member of one of the 70 Qualifying Family Groups because you, together with your family members, are one of the 70 family groups of shareholders collectively holding the most shares of common stock of CBC Holding Company.

     If you wish to remain as a shareholder of CBC Holding Company, you must be eligible to be a shareholder of an S corporation and you must sign and return the following documents to CBC Holding Company at or before 5:00 p.m. on _____________, 2006, all in accordance with the section of the proxy statement titled "Description of the Plan":

          - CBC Holding Company Shareholders Agreement (the blue attachment is the signature page)

          -    S-Corporation Election Form 2553 (the yellow attachment).

     If you have any questions about the reorganization plan, your membership in one of the 70 Qualifying Family Groups, or the requirements for retaining your shareholder status, please contact George M. Ray at (229) 423-4321.


                                        Sincerely,


                                        George M. Ray
                                        President and Chief Executive Officer


    One Atlantic Center - Fourteenth Floor - 1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                      Tel: 404.572.6600 - Fax: 404.572.6999
                                www.pogolaw.com

                                   APPENDIX  A
                                   -----------

     CBC Holding Company (the "Company") and the filing persons listed below hereby acknowledge and confirm that:

     - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 10th day of March, 2006.

                                    CBC HOLDING COMPANY

                                    By:  /s/ George M. Ray
                                         --------------------------------------
                                         George M. Ray
                                         President and Chief Executive Officer

                                    CBC INTERIM CORPORATION
                                    By:  /s/ George M. Ray
                                         --------------------------------------
                                         George M. Ray
                                         President


                                    OTHER  FILING  PERSONS:

                                    *
                                    -------------------------------------
                                    Sidney  S.  (Buck)  Anderson

                                    *
                                    -------------------------------------
                                    James  Thomas  Casper,  III

                                    *
                                    -------------------------------------
                                    Charles  A.  (Pete)  Clark,  Sr.

                                    *
                                    -------------------------------------
                                    John  T.  Croley,  Jr.

                                    *
                                    -------------------------------------
                                    A.B.C.  (Chip)  Dorminy,  III

                                    *
                                    -------------------------------------
                                    John  S.  Dunn

                                    *
                                    -------------------------------------
                                    Lee  Phillip  Liles

                                    *
                                    -------------------------------------
                                    Steven  L.  Mitchell


    One Atlantic Center - Fourteenth Floor - 1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                      Tel: 404.572.6600 - Fax: 404.572.6999
                                www.pogolaw.com

                                    *
                                    -------------------------------------
                                    James  A.  Parrot,  II

                                    /s/  George  M.  Ray
                                    -------------------------------------
                                    George  M.  Ray

                                    *
                                    -------------------------------------
                                    Hulin  Reeves,  Jr.

                                    *
                                    -------------------------------------
                                    Robert  E.  Sherrell

                                    *
                                    -------------------------------------
                                    John  Edward  Smith,  III

                                    *
                                    -------------------------------------
                                    Wyndall  L.  Walters


                                    *By  /s/ George M. Ray
                                         --------------------------------
                                         George M. Ray
                                         as attorney-in-fact


    One Atlantic Center - Fourteenth Floor - 1201 West Peachtree Street, NW
                             Atlanta, GA 30309-3488
                      Tel: 404.572.6600 - Fax: 404.572.6999
                                www.pogolaw.com